EXHIBIT 99.1

10 June 2021

National Grid plc ('National Grid' or 'Company')

Scrip Dividend for 2020/21 Final Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 4 June 2021, the dividend record date. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2020/21 final dividend is 915.86 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2020/21 final dividend is US$64.7696. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's website https://www.nationalgrid.com/investors/shareholder-information/dividends/scrip-dividend-scheme and from Equiniti (0800 169 7775).

2020/21 final dividend timetable:

20 May 2021	2020/21 full year results and final dividend amount announced – 32.16 pence per ordinary share; US$2.2812 per ADR*
3 June 2021	Ordinary shares and ADRs go ex-dividend for 2020/21 final dividend
4 June 2021	Record date for 2020/21 final dividend
10 June 2021	Scrip reference price announced
21 July 2021	Scrip election date for 2020/21 final dividend (5pm London time)
18 August 2021	2020/21 final dividend paid to qualifying shareholders

*The figure shown is gross of a $0.02 per ADR interim dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2020/21 final dividend.  This fee does not apply to ADRs received through the scrip dividend.

Megan Barnes
Head of Company Secretariat